FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of January (Report No. 1)

Commission File Number: 0-29742

                                  Retalix Ltd.

                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F X          Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____       No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A


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The  paragraph  under the caption  "Executive  Changes" in the press release attached hereto as Exhibit 99.1 and the GAAP financial statements attached to the press release are hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-09840;
(ii) the Registrant's  Registration Statement on Form S-8, Registration
No. 333-12146; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-14238; (v) the Registrant's Registration Statement on Form S-8, Registration No. 333-109874; and (vi) the Registrant's
Registration Statement on Form S-8, Registration No. 333-118930, to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

99.1 Press Release: Retalix Announces Preliminary Fourth Quarter and FY 2007 Results and Outlook for FY 2008, dated January 2, 2008.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           RETALIX LTD.

Date: January 3, 2008                      By: /s/ Meir Talbi
                                                --------------
                                                Meir Talbi, Controller



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                                  EXHIBIT INDEX

Exhibit Number                 Description of Exhibit

99.1 Press Release: Retalix Announces Preliminary Fourth Quarter and FY 2007 Results and Outlook for FY 2008, dated January 2, 2008.